May 1, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Ampio Pharmaceuticals, Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-237723

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Ampio Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 4, 2020, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Squire Patton Boggs (US) LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Leah Brownlee of Squire Patton Boggs (US) LLP at (216) 479-8549.

Sincerely,

AMPIO PHARMACEUTICALS, INC.

/s/ Daniel Stokely
Name:	Daniel Stokely
Title:	Chief Financial Officer

cc:	Leah Brownlee, Squire Patton Boggs (US) LLP

373 Inverness Parkway

Suite 200

Englewood, CO 80112 USA

www.ampiopharma.com